Contact

www.linkedin.com/in/camilo-giraldo-132285a7 (LinkedIn)

Top Skills

Communication
Process Engineering
Customer Service

Languages

Spanish (Native or Bilingual)
English (Native or Bilingual)

Camilo Giraldo

CEO at TAINR | A Smart Refill Kiosk that helps people buy food, not plastic.
Los Angeles Metropolitan Area

Summary

Business inspired environmental advocate. Camilo integrates innovative solutions to create a sustainable future. Entrepreneur and engineer with product development experience for both the consumer-end and industrial needs.

CEO | Co-Founder of TAINR, Camilo is helping grocery stores and CPGs implement a zero-waste solution that also streamlines stores operations. TAINR is smart Refill Kiosk for dry goods that eliminates single-use plastic packaging while automating inventory management.

Product Director at Lotus E&D, Camilo has taken ideas from concept to manufacturing through the rapid prototyping process and pilot scaling.

Camilo's experience includes engineering and design in consumer goods manufacturing, waste management, renewable energy, water treatment, process optimization, R&D, recycling, packaging, environmental and safety compliance.

Engineering consultant, product developer, conscious brand ambassador, sustainability business advocate, product lifecycle analyst, maker, startup catalyzer, nature aficionado, endurance athlete.

Industries of Interest: Plastic-free living, Circular-economy, Water, Air, Agriculture/Food, Transportation, Renewable Energy, Waste Management, Sustainable Materials.

Experience

TAINR
CEO & Founder

July 2021 - Present (2 years)
Los Angeles, California, United States

TAINR's refill ecosystem helps grocers and CPG's offer a seamless plastic-free shopping experience for dry goods, while streamlining sales operations and optimizing inventory management.

We help brands build loyalty that matters and a reliable omni-shopping experience for its shoppers, ultimately building a smarter and more sustainable future.

LOTUS | Elevated Engineering & Design
Chief Elevation Officer | Founder
July 2017 - Present (6 years)
Greater Los Angeles Area

Timeless, Elegant and Integral Product Development

Lotus Elevated Engineering & Design creates products and technology for a better future where sustainability is the foundation of the business model, closing the gap between industry and the environment through innovation. The Elevation process integrates biomimicry and ecophysiology models supported by engineering and rapid prototyping.

Los Angeles Cleantech Incubator
1 year 10 months

Memberships Manager - Advanced Prototyping Center
July 2016 - July 2017 (1 year 1 month)
Greater Los Angeles Area

- Product Development Evangelist
- Created partnership with tech start-ups looking to develop and deploy new clean technologies.
- Assigned resources at the Advanced Prototyping Center to meet start-up prototyping needs
- Develop portfolio of projects and created promotional content tp boost traction
- Created and implemented communications platform to capture community feedback, standardize safety, and promote creativity and efficiency.

Project Manager - Advaced Prototyping Center
October 2015 - July 2016 (10 months)
Greater Los Angeles Area

Lead commissioner of the advanced prototyping center at the Los Angeles Cleantech Incubator (LACI). Procured and deployed over $1.5M worth of the latest prototyping tech for product development. Created platform to allow entrepreneurs, designers, and engineers to use the resources of the innovation hub.

Johnson & Johnson
Environmental & Safety Engineer
June 2013 - December 2013 (7 months)
Los Angeles, CA

- Served as Project Manager on the wastewater neutralization installation
- Lead and coordinator for the 2013 shutdown were 50+ facility and operations improvement projects were executed
- Implemented new On-Boarding process to eliminate compliance gaps when keeping and maintaining chemical inventory and submitting Material Safety Data Sheets (MSDS) to online database
- Integrated feedback system to identify and prevent non-conformances and eliminate environmental and safety hazards when bringing chemicals to the site
- Trained over 50 employees for proper use of PPE when handling hazardous gases and dusts
- Managed the Hazard Communication Program to help eliminate hazards in the work environment

The Mosaic Company
Process Engineer
January 2013 - June 2013 (6 months)

- Optimized chemical makeup of cleaning solution used to remove scale build-up in the heat exchangers, reducing caustic use by 3% and finding optimal temperature; resulting in annual savings of $20k
- Generated a weekly report on the condition of the evaporators used on site to identify best practices and continuous improvements opportunities
- Collected and analyzed process water samples to prevent major upsets at the RO (Reverse Osmosis) water treatment plant
- Tested effectiveness of the filtration process while establishing recommendations to increase efficiency

PepsiCo
Production Operations
May 2012 - August 2012 (4 months)

- Conducted time-study to identify primary root causes for packaging production downtime; executed improvement recommendations plan leading to a 15% increase in efficiency of production operation
- Managed maintenance program and personnel to standardized packaging line systems resulting in a 10% increase in adherence to production schedule for tracked products
- Worked with 40 floor employees to develop quick-fix guidelines to aid with machine breakdown issues

Unlimitek
Co-Founder
June 2009 - August 2012 (3 years 3 months)
Miami/Fort Lauderdale Area

- Founded Unlimitek to provide same-day, on-the-spot repairs and programming services to smartphone users
- Managed the marketing channels to build strong customer base, reaching an average of 50 clients per week
- Established successful partnerships with Apple-certified stores by incorporating repair services
- Fully funded all living expenses with proceeds generated while attending college full-time
- Implemented recycling/refurbishing process operation to reduce waste and reuse OEM parts

———

Education

University of Florida
B.S, Chemical Engineering · (2009 - 2015)